July 6, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 03-09

Washington, D.C. 20549

RE:

Cincinnati Financial Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed February 28, 2007

File No. 000-04604

Dear Mr. Rosenberg:

We have received your letter dated June 1, 2007, in response to our Annual Report on Form 10-K filed February 28, 2007. We appreciate that your review was intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

The following reflects our careful review of the comments you provided (keyed to your letter dated June 1):

Form 10-K – December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Estimates, page 35

Property Casualty Insurance Loss and Loss Expense Reserves, page 35

1.

We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.

Please expand your discussion regarding the methods you used to determine your reserve for loss and loss adjustment expense to include the following:

Cincinnati Financial Corporation

Confidential

 Text and tables to be updated to reflect actual results

1.

Explain how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

2.

Clarify which methods were used to record your reserves. Include why you selected each methodology over any of the other methodologies and whether the same methodology was used for all periods.

3.

Describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may, calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

b.

You provide a brief sensitivity analysis on page 36 that appears to be based on a hypothetical change. The sensitivity analysis should reflect the dollar impact of reasonably likely changes in the key assumptions used to determine the reserves on reported results. Please provide us with a revised sensitivity analysis preferably in a tabular format and explain why management believes the scenarios quantified are reasonably likely. Also explain to us why you chose this factor as critical when you make various references throughout your other disclosure related to the importance and impact of severity.

1.

Explicitly discuss how the loss and loss expense ratio and the severity used in your assumptions as of December 31, 2006 are or are not consistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given any potential inconsistency identified.

We believe the following draft text responds to these points. We will discuss liquidity as it relates to our insurance reserves as appropriate elsewhere in the 2007 Annual Report Form 10-K.

RESERVES FOR PROPERTY CASUALTY INSURANCE LOSS AND LOSS EXPENSES

We establish loss and loss expense reserves for our property casualty insurance business as balance sheet liabilities. These reserves account for unpaid loss and loss expenses as of a financial statement date. Unpaid loss and loss expenses are the estimated amounts necessary to pay for and settle all outstanding insured claims, including incurred but not reported (IBNR) claims, as of that date.

For some lines of business that we write, a considerable and uncertain amount of time can elapse between the occurrence, reporting and payment of insured claims. The amount we will actually have to pay for such claims also can be highly uncertain. This uncertainty, together with the size of our reserves, makes the loss and loss expense reserves our most significant estimate. Gross loss and loss expense reserves were $____ billion, or ___ percent of total liabilities, at year-end 2007, compared with $3.860 billion, or 37.4 percent of total liabilities, at year-end 2006.

How Reserves Are Established

Our field claims representatives establish case reserves when claims are reported to the company to provide for our unpaid loss and loss expense obligation associated with these claims. Experienced headquarters claims supervisors review individual case reserves greater than $35,000 that were established by field claims representatives. Headquarters claims managers also review case reserves greater than $100,000.

Cincinnati Financial Corporation

Confidential

 Text and tables to be updated to reflect actual results

Our claims representatives base their case reserve estimates primarily upon case-by-case evaluations that consider:

•

type of claim involved

•

circumstances surrounding each claim

•

policy provisions pertaining to each claim

•

potential for subrogation or salvage recoverable

•

general insurance reserving practices

Case reserves of all sizes are subject to review on a 90-day cycle or more frequently if specific circumstances require, for example, if new information regarding a loss becomes available. As part of the review process, we monitor industry trends, cost trends, relevant court cases, legislative activity and other current events in an effort to ascertain new or additional loss exposures.

We also establish incurred but not reported (IBNR) reserves to provide for all unpaid loss and loss expenses not accounted for by case reserves. For other than asbestos and environmental claims, we calculate IBNR reserves quarterly by first deriving an actuarially based estimate of the ultimate cost of total loss and loss expenses incurred as of the financial statement date. We then reduce the estimate by total loss and loss expense payments and total case reserves carried as of the financial statement date.

We calculate IBNR reserves for asbestos and environmental claims by deriving an actuarially based estimate of total unpaid loss and loss expenses as of the financial statement date. We then reduce the estimate by total case reserves as of the financial statement date. We discuss the reserve analysis that applies to claims other than asbestos and environmental claims below. We discuss the reserve analysis that applies to asbestos and environmental reserves in Asbestos and Environmental Reserves, Page ___.

Our actuarial staff applies significant judgment in selecting models and estimating model parameters when preparing reserve analyses. In addition, unpaid loss and loss expenses are inherently uncertain as to timing and amount. Uncertainties relating to model appropriateness, parameter estimates, and actual loss and loss expense amounts are referred to as model, parameter, and process uncertainty, respectively. Our management and actuarial staff control for these uncertainties in the reserving process in a variety of ways.

Our actuarial staff bases its estimates primarily on the indications of methods and models that analyze accident year data. Accident year is the year in which an insured claim, loss, or loss expense occurred. The specific methods and models that we have used for the past several years are:

▪

paid and reported loss development methods

▪

paid and reported loss Bornhuetter-Ferguson methods

▪

individual and multiple probabilistic trend family models

Our actuarial staff uses diagnostics provided by stochastic reserving software to evaluate the appropriateness of the models and methods listed above. The software's diagnostics have indicated that the appropriateness of these models and methods for estimating IBNR reserves for our lines of business tends to depend on a line's tail.  Tail refers to the time interval between a typical claim's occurrence and its settlement. For our long-tail lines

Cincinnati Financial Corporation

Confidential

 Text and tables to be updated to reflect actual results

such as workers’ compensation and commercial casualty, models from the probabilistic trend family tend to provide superior fits and to validate well compared with models underlying the loss development and Bornhuetter-Ferguson methods. The loss development and Bornhuetter-Ferguson methods, particularly the reported loss variations, tend to produce the more appropriate IBNR reserve estimates for our short-tail lines such as homeowner and commercial property. For our mid-tail lines such as personal and commercial auto liability, all models and methods receive equal consideration because all provide useful insights.

Our actuarial staff also devotes significant time and effort to the estimation of model and method parameters. The loss development and Bornhuetter-Ferguson methods require the estimation of numerous loss development factors. The Bornhuetter-Ferguson methods also involve the estimation of numerous ultimate loss ratios by accident year. Models from the probabilistic trend family require the estimation of development trends, calendar year inflation trends and exposure levels. Consequently, our actuarial staff monitors a number of trends and measures to gain key business insights necessary for exercising appropriate judgment when estimating the parameters mentioned.

These trends and measures include:

▪

company and industry pricing

▪

company and industry exposure

▪

company and industry loss frequency and severity

▪

past large loss events such as hurricanes

▪

company and industry premium

▪

company in-force policy count

▪

average premium per policy

These trends and measures also support the estimation of ultimate accident year loss ratios needed for applying the Bornhuetter-Ferguson methods and for assessing the reasonability of all IBNR reserve estimates computed. Our actuarial staff reviews these trends and measures quarterly and updates them as necessary.

Quarterly, our actuarial staff summarizes its reserve analysis by preparing an actuarial best estimate and a range of reasonable IBNR reserves intended to reflect the uncertainty of the estimate. An inter-departmental committee that includes our actuarial management team reviews the results of each quarterly reserve analysis. The committee establishes management’s best estimate of IBNR reserves, which is the amount that is included in each period’s financial statements. In addition to the information provided by actuarial staff, the committee also considers factors such as the following:

▪

large loss activity and trends in large losses

▪

new business activity

▪

judicial decisions

▪

general economic trends such as inflation

▪

trends in litigiousness and legal expenses

▪

product and underwriting changes

▪

changes in claims practices

Cincinnati Financial Corporation

Confidential

 Text and tables to be updated to reflect actual results

The determination of management's best estimate, like the preparation of the reserve analysis that supports it, involves considerable judgment. Changes in reserving data or the trends and factors that influence reserving data may signal fundamental shifts or may simply reflect single-period anomalies. Even if a change reflects a fundamental shift, the full extent of the change may not become evident until years later. Moreover, since our methods and models do not explicitly relate many of the factors we consider directly to reserve levels, we typically cannot quantify the precise impact of such factors on the adequacy of reserves prospectively or retrospectively.

Due to the uncertainties described above, our ultimate loss experience could prove better or worse than our carried reserves reflect. To the extent that reserves are inadequate and increased, the amount of the increase is a charge in the period that the deficiency is recognized, raising our loss and loss expense ratio and reducing earnings. To the extent that reserves are redundant and released, the amount of the release is a credit in the period that the redundancy is recognized, reducing our loss and loss expense ratio and increasing earnings.

Reserve Estimate Variability

Management believes that the standard error of a reserve estimate, a measure of the estimate's variability, provides the most appropriate measure of the estimate's sensitivity. The reserves we establish depend on the models we use and the related parameters we estimate in the course of conducting reserve analyses. However, the actual amount required to settle all outstanding insured claims, including IBNR claims, as of a financial statement date depends on stochastic, or random, elements as well as the systematic elements captured by our models and estimated model parameters. For the lines of business we write, process uncertainty – the inherent variability of loss and loss expense payments – typically contributes more to the imprecision of a reserve estimate than parameter uncertainty.

Consequently, a sensitivity measure that ignores process uncertainty would provide an incomplete picture of the reserve estimate's sensitivity. Since a reserve estimate's standard error accounts for both process and parameter uncertainty, it reflects the estimate's full sensitivity to a range of reasonably likely scenarios.

Cincinnati Financial Corporation

Confidential

 Text and tables to be updated to reflect actual results

The table below provides standard errors and reserve ranges for lines of business that account for __ percent of our loss and loss expense reserves as well as the potential effects on our net income. Standard errors and reserve ranges for assorted groupings of these lines of business cannot be computed by simply adding the standard errors and reserve ranges of the component lines of business, since such an approach would ignore the effects of product diversification. See Range of Reasonable Reserves below for a total reserve range. While the table reflects our assessment of the most likely range within which each line's actual unpaid loss and loss expenses will fall, one or more lines' actual unpaid loss and loss expenses could nonetheless fall outside of the indicated ranges.

(In millions)	Net loss and loss expense range of reserves
	Carried	Low	High	Standard	Net income
	reserves	point	point	error	effect
At December 31, 2007
Commercial casualty	$0	$0	$0	$0	$0.00
Commercial property	0	0	0	0	0.00
Commercial auto	0	0	0	0	0.00
Workers' compensation	0	0	0	0	0.00
Personal auto	0	0	0	0	0.00
Homeowners	0	0	0	0	0.00

At December 31, 2006
Commercial casualty	$0	$0	$0	$0	$0.00
Commercial property	0	0	0	0	0.00
Commercial auto	0	0	0	0	0.00
Workers' compensation	0	0	0	0	0.00
Personal auto	0	0	0	0	0.00
Homeowners	0	0	0	0	0.00

If actual unpaid loss and loss expenses fall within these ranges, our cash flow and fixed maturity investments should provide sufficient liquidity to make the subsequent payments. To date, our cash flow has covered our loss and loss expense payments, and we have never had to sell investments to make these payments.  Were this to become necessary, however, our fixed maturity investments should provide us with ample liquidity.  At year-end 2007, fixed maturity investments exceeded total insurance reserves (including life policy reserves) by more than $__ million.

Range of Reasonable Reserves

The company established a reasonably likely range for net loss and loss expense reserves of $____ billion to $___ billion at year-end 2007, carrying gross reserves of $____ billion and net reserves of $___ billion. The likely range was $3.194 billion to $3.440 billion at year-end 2006, with the company carrying gross reserves of $3.860 billion and net reserves of $3.356 billion. Our loss and loss expense reserves are not discounted, but we have reduced the reserves by an estimate of the amount of salvage and subrogation payments we expect to recover.

The low point of each year’s range corresponds to approximately one standard error below each year's mean reserve estimate, while the high point corresponds to approximately one standard error above each year's mean reserve estimate. We discussed management's reasons for basing reasonably likely reserve ranges on standard errors in Reserve Estimate Variability above.

The ranges reflect our assessment of the most likely unpaid loss and loss expenses at year-end 2007 and 2006. However, actual unpaid loss and loss expenses could nonetheless fall outside of the indicated ranges.

Cincinnati Financial Corporation

Confidential

 Text and tables to be updated to reflect actual results

Management's best estimate as of year-end 2007 was consistent with the associated actuarial best estimate (to be updated as required). Management's best estimate as of year-end 2006 was above the associated actuarial best estimate. The committee chose a higher estimate for two reasons. First, we incurred three unusually large workers’ compensation claims in accident year 2006 that totaled $14 million. The historical reserving data used to derive the actuarial best estimate for this line of business did not fully reflect those three losses. Second, management recognized the potential for a higher level of loss expense inflation for the commercial casualty line than was reflected in the actuarial best estimate. Management chose the higher level because of a rise in loss expense inflation between 2004 and 2006.

Asbestos and Environmental Reserves

We carried $___ million of net loss and loss expense reserves for asbestos and environmental claims as of year-end 2007, compared with $131 million for such claims as of year-end 2006. These amounts constitute ___ percent and 3.9 percent of total loss and loss expense reserves as of these year-end dates.

We believe our exposure to asbestos and environmental claims is limited, largely because our reinsurance retention was $500,000 or below prior to 1987. We also predominantly were a personal lines company in the 1960s and 1970s when asbestos and pollution exclusions were not widely used. During the 1980s and early 1990s, commercial lines grew as a percentage of our overall business and our exposure to asbestos and environmental claims grew accordingly. Over that period, we endorsed to or included in most policies an asbestos and environmental exclusion.

Additionally, since 2002, we have revised policy terms where permitted by state regulation to limit our exposure to mold claims prospectively and further reduce our exposure to other environmental claims generally. Finally, we have not engaged in any mergers or acquisitions through which such a liability could have been assumed.  We continue to monitor our claims for evidence of material exposure to other mass tort classes such as silicosis, but we have found no such credible evidence to date.

Reserving data for asbestos and environmental claims has characteristics that limit the usefulness of the methods and models used to analyze loss and loss expense reserves for other claims. Specifically, asbestos and environmental loss and loss expenses for different accident years do not emerge independently of one another as loss development and Bornhuetter-Ferguson methods assume. In addition, asbestos and environmental loss and loss expense data available to date does not reflect a well-defined tail, greatly complicating the identification of an appropriate probabilistic trend family model.

Due to these considerations, our actuarial staff elected to use a paid survival ratio method to estimate IBNR reserves for asbestos and environmental claims. Although highly uncertain, reserve estimates obtained via this method have held up reasonably well since 2004. Between 2005 and 2007, total asbestos and environmental reserves increased less than __ percent. Those reserves also constitute less than ___ percent of our total loss and loss expense reserves, and our exposure to such claims is limited.  Therefore, we do not believe that a more detailed reserve analysis would be an appropriate use of resources.

Cincinnati Financial Corporation

Confidential

 Text and tables to be updated to reflect actual results

c.

You indicate that reserves are partly based on information obtained from the appointed actuary. This reference suggests to an investor that you are placing reliance on the firm, which requires the firm to be named in a ‘34 Act filing. Please advise.

In future filings, we will identify the range of potential reserves as determined by our internal actuaries. Since 2002, management has set the reserve and our appointed actuary subsequently reviewed our loss history and validated the reasonableness of our carried reserves by establishing an independent range of reserves based on various scenarios. However, management and our internal actuaries take full responsibility for setting the reserves. We will clarify any ambiguity in the reference to our appointed external actuary in future filings.

Liquidity and Capital Resources, page 59

Contractual Ob1igations, page 61

2.

Please provide us with a revised table of contractual obligations to present life and property casualty claims payments on a gross basis. In addition, please ensure that the amounts shown for net life claims payments represent the cash outflows that will be required. Please include a footnote to the table that explains why the amounts in the table do not agree to the balance sheet.

We will prepare the table of contractual obligations on the basis described for the 2007 Annual Report on Form 10-K. A sample table is shown below. It will be footnoted as appropriate when included in the 2007 Annual Report on Form 10-K.

(In millions)	Payment due by period
	Within	Years	Years	More than
	1 year	2-3	4-5	5 years	Total
At December 31, 2007
Interest on long-term debt	$0	$0	$0	$0	$0
Long-term debt					0
Short-term debt					0
Annuitization obligations					0
Headquarters building expansion					0
Computer hardware and software					0
Other invested assets					0
Liability for uncertain tax positions					0
Subtotal	0	0	0	0	0

Gross life claim payments					0
Ceded life claim payments					0
Net life claim payments	0	0	0	0	0

Gross loss and loss expense payments					0
Ceded loss and loss expense payments					0
Net loss and loss expense payments	0	0	0	0	0
Total	$0	$0	$0	$0	$0

* * * *

Please note that we will update all comments regarding 2007 and all tables to reflect actual results at year-end.

We acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Cincinnati Financial Corporation

Confidential

 Text and tables to be updated to reflect actual results

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your response.

Sincerely,

/s/Kenneth W. Stecher

Kenneth W. Stecher

Chief Financial Officer, Executive Vice President

Secretary and Treasurer

Cc:

Vanessa Robertson, Staff Accountant

Jim Atkinson, Accounting Branch Chief

John J. Schiff, Jr., Chairman and Chief Executive Officer

Kenneth C. Lichtendahl, Chairman, Audit Committee of the Board of Directors

John S. England, Deloitte & Touche LLP

Charles F. Hertlein, Jr., Dinsmore & Shohl LLP